MiNK Therapeutics, Inc.

149 Fifth Street, Suite 500

New York, NY 10010

November 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	MiNK Therapeutics, Inc.

Registration Statement on Form S-3 (File No. 333-268143)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MiNK Therapeutics, Inc., a Delaware corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on November 8, 2022, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please notify Zachary Blume of Ropes & Gray LLP, counsel to the Company, at (617) 951-7663 as soon as the registration statement has been declared effective.

[Signature page follows]

U.S Securities and Exchange Commission

Very truly yours,

MiNK Therapeutics, Inc.

By:	/s/ Jennifer S. Buell, Ph.D.
Jennifer S. Buell, Ph.D. President, Chief Executive Officer and Director

[Signature Page to Acceleration Request Letter]